SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9*
                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                           PROLER INTERNATIONAL CORP.
                            (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                   743396-10-3
                      (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                             CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                 4265 SAN FELIPE
                                    SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

              (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                  700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

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*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.
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        This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996 and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended to add the following sections
(a) and (b) thereof:

        (a) On September 25, 1996, the Company learned that, on September 24, 1996, Hugo Neu Corporation, a New York corporation ("HNC"), filed an action against the Company in the Supreme Court of the State of New York, County of New York (the "New York Action") and, without notice to the Company, obtained a temporary restraining order to prevent the Company from disclosing non-public information concerning the joint ventures in which the Company and HNC are both owners without the prior consent of HNC pending a hearing scheduled for October 2, 1996 (the "Temporary Order"). A copy of a press release issued by the Company in connection with the New York Action and the Texas Action (referenced below) is attached hereto as Exhibit 7 and incorporated herein by reference. A copy of the Temporary Order is attached hereto as Exhibit 8 and incorporated herein by reference.

        (b) On September 25, 1996, the Company commenced litigation against HNC in the District Court of Harris County, Texas (the "Texas Action"), asserting that HNC is tortiously interfering with the Company's Merger Agreement with Schnitzer by engaging in actions that appear calculated to undermine the Merger Agreement. In the Texas Action, the Company is seeking compensatory and punitive damages for any resulting losses that may be incurred by the Company and its stockholders.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                 DOCUMENT

Exhibit 7          --   Press Release issued by Proler International Corp. dated
                        September 26, 1996.

Exhibit 8          --   Temporary Restraining Order and Order To Show Cause
                        issued by the Supreme Court of the State of New York, County of New York on September 24, 1996 in HUGO NEU
                        CORPORATION V. PROLER INTERNATIONAL CORP.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PROLER INTERNATIONAL CORP.

                                      By:  BRUCE W. WILKINSON
                                      /s/  Bruce W. Wilkinson
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  September 26, 1996

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